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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 2

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Managing Director and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$130,500,000	$15,151.05
*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 300,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd., at the maximum tender offer price of $435 per Share in cash.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $15,151.05	Filing Party: White Mountains Insurance Group, Ltd.
Form or Registration No.: Schedule TO	Date Filed: August 18, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTION

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed with the Securities and Exchange Commission by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company") on August 18, 2011, relating to the offer by the Company, to purchase 300,000 of its issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $435 or less than $385 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2011 and in the related Letter of Transmittal.

        This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 11.

        (1)   "Section 8. Conditions to the Offer" of the Offer to Purchase is hereby amended by inserting the following at the end thereof:

        The conditions to the sale by White Mountains Holdings (Luxembourg) S.á r.l. of the Esurance and Answer Financial businesses to The Allstate Corporation pursuant to the Stock Purchase Agreement, dated as of May 17, 2011, between White Mountains Holdings (Luxembourg) S.á r.l. and The Allstate Corporation (the "Purchase Agreement"), referred to in the tenth condition listed above are:

  •
  the notifications of The Allstate Corporation ("Buyer") and White Mountains Holdings (Luxembourg) S.á r.l. ("Seller") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated;

  •
  the consummation of the transactions contemplated by the Purchase Agreement or by any Ancillary Agreements (as such term is defined in the Purchase Agreement) shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable law, and there shall be no litigation by any governmental authority pending or threatened in writing that would reasonably be expected to result in such a restraint, injunction or prohibition;

  •
  all government approvals set forth on Schedule 6.1(c) of the Purchase Agreement shall have been obtained (or any waiting period shall have been terminated or shall have expired) and shall be in full force and effect without the imposition of a Burdensome Condition (as such term is defined in the Purchase Agreement);

  •
  the representations and warranties of Seller contained in the Purchase Agreement and in any certificate delivered pursuant thereto shall be true and correct (except in the case of any of the Qualified Reps (as such term is defined in the Purchase Agreement), without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect (as such term is defined in the Purchase Agreement) (which instead shall be read as an adverse effect) set forth therein) as of the date of the Purchase Agreement and as of the Closing Date (as such term is defined in the Purchase Agreement) as if they were made on and as of the Closing Date, except for such representations and warranties that speak to an earlier date (in which case, such representations and warranties shall be true and correct as of such earlier date), in each case except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; provided that the representations and warranties in Section 2.4(a), Section 2.5(e) and Section 2.34 of the Purchase Agreement shall be true and correct in all material respects as of the date of the Purchase Agreement and as of the Closing Date as if they were made on and as of the Closing Date. Seller shall have in all material respects duly performed and complied with all agreements and covenants required by the Purchase Agreement to be performed or complied with by Seller at or prior to the Closing. Seller shall have delivered to Buyer a certificate dated the Closing Date and signed by a duly authorized officer to the effect set forth in Section 6.2(a) of the Purchase Agreement;

  •
  there shall be no Litigation (as such term is defined in the Purchase Agreement) by any governmental authority pending or threatened in writing that would reasonably be expected to result in a material limitation on Buyer's ownership or control of the Shares (as such term is defined in the Purchase Agreement) or the Transferred Companies' (as such term is defined in the Purchase Agreement) ownership or control of the Business (as such term is defined in the Purchase Agreement) (other than Litigation seeking as a remedy any action to which Buyer and its Affiliates (as such term is defined in the Purchase Agreement) shall be obligated to accept pursuant to the last sentence of Section 4.7(b) of the Purchase Agreement);

  •
  no event, occurrence, fact, condition, change, development or effect shall exist or have occurred or come to exist since the Balance Sheet Date (as such term is defined in the Purchase Agreement) that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

  •
  the Ancillary Agreements shall have been executed and delivered by the applicable Seller Parties (as such term is defined in the Purchase Agreement) thereto and shall be in full force and effect;

  •
  seller shall have delivered to Buyer a statement, meeting the requirements of Treasury Regulations Sections 1.897-2(g)(2) and 1.1445-2(c)(3), to the effect that the AFI Shares (as such term is defined in the Purchase Agreement) do not constitute U.S. real property interests as of the Closing Date within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder;

  •
  seller shall have delivered to Buyer a statement, meeting the requirements of Treasury Regulations Sections 1.897-2(g)(2) and 1.1445-2(c)(3), to the effect that the WMI Shares (as such term is defined in the Purchase Agreement) do not constitute U.S. real property interests as of the Closing Date within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder;

  •
  the Restructuring (as such term is defined in the Purchase Agreement) shall have been consummated;

  •
  the Tier One Executive, at least two Tier Two Executives and at least 10 Covered Executives (as each such term is defined in the Purchase Agreement) shall each be full time, active employees of a Transferred Company (as such term is defined in the Purchase Agreement) on the Closing Date and shall not have repudiated or challenged in writing, prior to the Closing (as such term is defined in the Purchase Agreement), the enforceability of the Employment Agreement (as such term is defined in the Purchase Agreement) to which such individual is a party and (ii) the Tier One Executive, at least two Tier Two Executives and at least 10 Covered Executives shall not have given written notice of his or her intention to terminate employment with a Transferred Company;

  •
  the representations and warranties of Buyer contained in the Purchase Agreement and in any certificate delivered pursuant thereto shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Buyer Material Adverse Effect (as such term is defined in the Purchase Agreement) (which instead shall be read as an adverse effect) set forth therein) as of the date hereof and as of the Closing Date as if they were made on and as of the Closing Date, except for such representations and warranties that speak to an earlier date (in which case, such representations and warranties shall be true and correct as of such earlier date), in each case except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect. Buyer shall have in all material respects duly performed and complied with all agreements and covenants required by the Purchase Agreement to be performed or complied with by Buyer at or prior to the Closing. Buyer shall have delivered to Seller a certificate dated the Closing Date and signed by a duly authorized officer to the effect set forth in Section 6.3(a) of the Purchase Agreement;

  •
  the Ancillary Agreements shall have been executed and delivered by the applicable Buyer Parties (as such term is defined in the Purchase Agreement) thereto and shall be in full force and effect.

        The full text of the Purchase Agreement is incorporated by reference into this Offer to Purchase. See "Section 9. Certain Information Concerning the Company".

        (2)   The first sentence on page vii of the Offer to Purchase is hereby amended and restated as follows:

        This Offer to Purchase may contain "forward-looking statements".

        (3)   "Section 2. Procedures for Tendering Shares—Determination of Validity of the Offer to Purchase" is hereby amended by adding the following sentence at the end thereof:

        Any determination by the Company as to the validity, form, eligibility and acceptance of Shares for payment, or any interpretation by the Company as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by shareholders in a lawsuit, to the judgment of a court of competent jurisdiction.

        (4)   The second to last sentence in the last paragraph on page 19 of the Offer to Purchase is hereby amended and restated as follows:

        At or before the expiration of the Offer, all of the conditions to the Offer, other than those requiring necessary government approval, must have been satisfied or waived.

        (5)   The first sentence of the third paragraph in the Instruction Form in the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and restated as follows:

        In participating in the Offer, the undersigned acknowledges that: (1) the Offer is discretionary and may be extended, modified, suspended or terminated by the Company as provided in the Offer; (2) the undersigned is voluntarily participating in the Offer; (3) the future value of the Company's Shares is unknown and cannot be predicted with certainty; (4) the undersigned has consulted his, her or its tax and financial advisors with regard to how the Offer will impact his, her or its personal situation; (5) any foreign exchange obligations triggered by the undersigned's tender of Shares or the recipient of proceeds are solely his, her or its responsibility; and (6) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items ("Tax Items") related to the Offer and the disposition of shares, the undersigned acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility.

Item 12.    Exhibits.

        "Item 12. Exhibits" to the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated August 18, 2011
(a)(1)(B)*	Letter of Transmittal dated August 18, 2011
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on August 18, 2011
(a)(1)(G)*	Letter from the Company's Corporate Secretary to shareholders dated August 18, 2011
(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 23, 2011
(a)(1)(I)*	Letter to participants in the Esurance Services, Inc. 401(k) Plan, dated August 23, 2011
(a)(1)(J)**	Letter to participants in the White Mountains Holding Company, Inc. 401(k) Savings and Investment Plan, dated August 26, 2011
(a)(5)(A)*	Press Release, dated August 17, 2011
(b)
$375,000,000 Credit Agreement, dated August 12, 2011, among White Mountains Insurance Group, Ltd., Lone Tree Insurance Group Ltd., as guarantor, Lone Tree Holdings Ltd., as guarantor, the lenders named therein and Bank of America, N.A., as Administrative Agent, Swingline Lender and an Issuing Lender (incorporated by reference herein and filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2011)
(d)(1)
Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.1 to the Company's Report on Form 8-K dated June 20, 2005)
(d)(2)
Amendment to the Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC dated February 23, 2006 (incorporated by reference herein and filed on the Company's Report on Form 8-K dated February 28, 2006)
(d)(3)
Investment Management Agreement between Prospector Partners, LLC and OneBeacon dated November 14, 2006 (incorporated by reference herein and filed as Exhibit 10.11 of the Company's 2006 Annual Report on Form 10-K)
(d)(4)
Consulting Letter Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K dated June 20, 2005)
(d)(5)	White Mountains Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 to the Company's 2006 Annual Report on Form 10-K)
(d)(6)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company's Notice of 2010 Annual General Meeting of Members and Proxy Statement dated March 29, 2010)

Exhibit No.	Description
(d)(7)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2004 Annual Report on Form 10-K)
(d)(8)	White Mountains Insurance Group Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.14 of the Company's 2003 Annual Report on Form 10-K)
(d)(9)	White Mountains Re Long Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.12 of the Company's 2009 Annual Report on Form 10-K)
(d)(10)	EHI Performance Unit Plan 2009-2011 (incorporated by reference herein and filed as Exhibit 10.15 of the Company's 2009 Annual Report on Form 10-K)
(d)(11)	EHI Performance Unit Plan 2010-2012 (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2010 Annual Report on Form 10-K)
(d)(12)	EHI Select Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2009 Annual Report on Form 10-K)
(d)(13)	EHI Amended and Restated Top Hat Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2009 Annual Report on Form 10-K)
(d)(14)	EHI Esurance Restricted Unit Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2009 Annual Report on Form 10-K)
(d)(15)	OneBeacon Insurance Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2003 Annual Report on Form 10-K)
(d)(16)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.20 of the Company's 2009 Annual Report on Form 10-K)
(d)(17)	First Amendment to OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.21 of the Company's 2009 Annual Report on Form 10-K)
(d)(18)	OneBeacon's 2010 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.24 of the Company's 2010 Annual Report on Form 10-K)
(d)(19)
Amended and Restated Revenue Sharing Agreement among John D. Gillespie, Fund American Companies, Inc. and Folksamerica Reinsurance Company (incorporated by reference herein and filed as Exhibit 10.26 of the Company's 2004 Annual Report on Form 10-K)
(d)(20)
Nonqualified Stock Option Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.1 of the Company's Report on Form 8-K/A dated March 7, 2007)
(d)(21)
Amendment No. 1 to Nonqualified Stock Option Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(22)
Restricted Share Award Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K/A dated March 7, 2007)

Exhibit No.	Description
(d)(23)	Amendment No. 1 to Restricted Share Award Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(24)	Full proxy to vote granted to Raymond Barrette by John J. Byrne, dated as of January 22, 2007 (incorporated by reference herein and filed as Exhibit 1 of the Schedule 13D dated January 22, 2007)
(g)	Not applicable
(h)	Not applicable

*
Previously filed as exhibits to the Schedule TO.

**
Filed herewith.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
By:	/s/ J. BRIAN PALMER Name: J. Brian Palmer Title: Vice President and Chief Accounting Officer

August 26, 2011

 INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated August 18, 2011
(a)(1)(B)*	Letter of Transmittal dated August 18, 2011
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on August 18, 2011
(a)(1)(G)*	Letter from the Company's Corporate Secretary to shareholders dated August 18, 2011
(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 23, 2011
(a)(1)(I)*	Letter to participants in the Esurance Services, Inc. 401(k) Plan, dated August 23, 2011
(a)(1)(J)**	Letter to participants in the White Mountains Holding Company, Inc. 401(k) Savings and Investment Plan, dated August 26, 2011
(a)(5)(A)*	Press Release, dated August 17, 2011
(b)
$375,000,000 Credit Agreement, dated August 12, 2011, among White Mountains Insurance Group, Ltd., Lone Tree Insurance Group Ltd., as guarantor, Lone Tree Holdings Ltd., as guarantor, the lenders named therein and Bank of America, N.A., as Administrative Agent, Swingline Lender and an Issuing Lender (incorporated by reference herein and filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2011)
(d)(1)
Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.1 to the Company's Report on Form 8-K dated June 20, 2005)
(d)(2)
Amendment to the Investment Management Agreement between Prospector Partners, LLC and White Mountains Advisors LLC dated February 23, 2006 (incorporated by reference herein and filed on the Company's Report on Form 8-K dated February 28, 2006)
(d)(3)
Investment Management Agreement between Prospector Partners, LLC and OneBeacon dated November 14, 2006 (incorporated by reference herein and filed as Exhibit 10.11 of the Company's 2006 Annual Report on Form 10-K)
(d)(4)
Consulting Letter Agreement between Prospector Partners, LLC and White Mountains Advisors LLC (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K dated June 20, 2005)
(d)(5)	White Mountains Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 to the Company's 2006 Annual Report on Form 10-K)
(d)(6)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company's Notice of 2010 Annual General Meeting of Members and Proxy Statement dated March 29, 2010)

Exhibit No.	Description
(d)(7)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2004 Annual Report on Form 10-K)
(d)(8)	White Mountains Insurance Group Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.14 of the Company's 2003 Annual Report on Form 10-K)
(d)(9)	White Mountains Re Long Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.12 of the Company's 2009 Annual Report on Form 10-K)
(d)(10)	EHI Performance Unit Plan 2009-2011 (incorporated by reference herein and filed as Exhibit 10.15 of the Company's 2009 Annual Report on Form 10-K)
(d)(11)	EHI Performance Unit Plan 2010-2012 (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2010 Annual Report on Form 10-K)
(d)(12)	EHI Select Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2009 Annual Report on Form 10-K)
(d)(13)	EHI Amended and Restated Top Hat Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.17 of the Company's 2009 Annual Report on Form 10-K)
(d)(14)	EHI Esurance Restricted Unit Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2009 Annual Report on Form 10-K)
(d)(15)	OneBeacon Insurance Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.18 of the Company's 2003 Annual Report on Form 10-K)
(d)(16)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.20 of the Company's 2009 Annual Report on Form 10-K)
(d)(17)	First Amendment to OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.21 of the Company's 2009 Annual Report on Form 10-K)
(d)(18)	OneBeacon's 2010 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.24 of the Company's 2010 Annual Report on Form 10-K)
(d)(19)
Amended and Restated Revenue Sharing Agreement among John D. Gillespie, Fund American Companies, Inc. and Folksamerica Reinsurance Company (incorporated by reference herein and filed as Exhibit 10.26 of the Company's 2004 Annual Report on Form 10-K)
(d)(20)
Nonqualified Stock Option Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.1 of the Company's Report on Form 8-K/A dated March 7, 2007)
(d)(21)
Amendment No. 1 to Nonqualified Stock Option Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(22)
Restricted Share Award Agreement made as of the 6th day of March 2007, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 99.2 of the Company's Report on Form 8-K/A dated March 7, 2007)

Exhibit No.	Description
(d)(23)	Amendment No. 1 to Restricted Share Award Agreement made as of the 10th day of August 2010, by and between the Company and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Report on Form 10-Q dated October 29, 2010)
(d)(24)	Full proxy to vote granted to Raymond Barrette by John J. Byrne, dated as of January 22, 2007 (incorporated by reference herein and filed as Exhibit 1 of the Schedule 13D dated January 22, 2007)
(g)	Not applicable
(h)	Not applicable

*
Previously filed as exhibits to the Schedule TO.

**
Filed herewith.

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INTRODUCTION
  Item 12. Exhibits.
SIGNATURE
INDEX OF EXHIBITS